Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
NOVEMBER 9, 2005
LJ INTERNATIONAL ANNOUNCES RECORD
REVENUES AND NET INCOME IN THIRD QUARTER
Third Quarter Revenues Increase 23%, with Operating Income up 49%
and EBITDA up 35%; EPS, Before ENZO Start-Up Expenses, Rises 40%
HONG KONG and LOS ANGELES, November 9, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced record financial results for the third quarter, ending September 30, 2005.
Highlights include:
•	Revenues reach more than $26.5 million, the most ever for the Company in any quarter. Revenues for the third quarter also exceeded previous guidance by at least $2.5 million.

•	Both operating and net income set quarterly records.

•	Year-over-year revenue growth is 23% for third quarter, 20% for first nine months.

•	Operating income rises 49% year-over-year for third quarter, 4.6% for first nine months.

•	EBITDA rises 35% for the third quarter, 24% for first nine months.

•	Excluding the ENZO start-up expenses, third quarter EPS rises 40%, to $0.14 from $0.10. EPS. Including start-up expenses, third quarter EPS is $0.10, meeting the high-end of guidance.

•	Gross margin for third quarter widens to 23% from 22% in 2004.

•	ENZO retail stores in China reporting better than expected financial results.

•	Company Expects to Meet or Exceed Fourth Quarter and Year-End Guidance and Will Provide Three-Year Financial and Operational Outlook Next Month
For the third quarter of 2005, revenues rose 23% year-over-year to $26.5 million, the highest revenues of any quarter in LJI’s history. It also represented an increase of at least $2.5 million above the Company’s prior guidance of between $23 million to $24 million. For the nine months ending September 30, 2005, revenues totaled $63.1 million, an increase of 20% over the first nine months of 2004.
Operating income for the third quarter of 2005 rose 49% year over year, to $2.1 million from $1.4 million. The 2005 figure was also the highest ever quarterly operating income for the Company. For the first nine months, operating income rose 4.6% to $2.8 million in 2005 from $2.7 million in 2004. EBITDA (earnings before interest, taxes, depreciation and amortization) rose 35% year-over-year to $2.5 million in the third quarter of 2005. EBITDA for the first nine months of 2005 was up 24% to $4.5 million.
Net income in the third quarter of 2005 rose to $1.45 million, up 23% from $1.2 million a year earlier. This figure also represented the highest quarterly net income figure for the Company ever. For the first nine months of 2005, net income was $2.0 million, as it was in the first nine months of 2004.
CEO Highlights New Records in Revenues and Net Income
LJI Chairman and CEO Yu Chuan Yih commented, “This was a record-setting quarter on several counts — revenues, operating income and net income. Demand for LJI jewelry is increasing throughout our markets in Europe, North America and Asia, and we have seen direct evidence of our products’ appeal in recent jewelry-show orders and throughout our ENZO stores in China. Just before the start of the third quarter, in June 2005, we reported our best-ever level of bookings, about $20 million, at the JCK jewelry show in Las Vegas. The jewelry industry also honored our designs, produced by a creative team headed by the renowned Omar Torres, with Champion and First Runner Up awards at the 7th Buyers’ Favorite Jewelry Design Competition in October.”
Mr. Yih continued, “The overall results in the latest quarter are a clear indication that the continued expansion and profitability of our traditional wholesale business has more than absorbed the start-up expenses of our ENZO retail chain in China. As ENZO moves toward profitability in its own right, our investors should start seeing the impact of robust growth and income in both the wholesale and retail divisions.”
EPS Increases Significantly Before ENZO Start-Up Expenses
Excluding the impact of start-up expenses for our ENZO retail stores in China, earnings per fully diluted share for the third quarter were up 40% year-over-year, to $0.14 in 2005 from $0.10 in 2004. EPS for the nine-month period was $0.22 compared to $0.17 for the same period in 2004. Including ENZO start-up expenses, EPS for the third quarter was $0.10, meeting the high-end of the Company’s guidance of a range of $0.09 to $0.10.
Balance Sheet Strength
On the Company’s balance sheet, cash and cash equivalents (including restricted cash) stood at $7.57 million as of September 30, 2005, compared to $9.62 million on December 31, 2004. The Company continues to operate with virtually zero long-term debt and does not expect it will need additional capital to continue with its expansion plans.

Near-term Capital Needs Have Been Met
Regarding capital needs and trends in the number of shares outstanding, the Company said it expected to be able to finance its planned ENZO expansion in the near-term without requiring outside capital or new share issues. Current plans expect 45 ENZO stores to be opened by the end of 2006 (up from the ten currently operating), and the Company expects to be able to finance up to at least 30 stores, if not more, through internal growth.
Fourth Quarter, ENZO and Overall Guidance
LJI also announced that it expects to meet or exceed any publicly-available guidance figures for the Company’s fourth-quarter and full year. The Company expects to disclose these specific numbers in a separate press release followed by a conference call during the first half of December 2005, when it will have more specific financial results from the new ENZO stores and any potential last-minute Christmas orders. More importantly, the Company expects to use this upcoming press release to disclose specific financial and operational guidance for the next three years, including revenues, net income and earnings per share, as well as new upward revised forecasts for its ENZO store openings as well as the magnitude of the financial impact that ENZO is expected to have on the Company’s net income going forward.
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
	US$	US$	US$	US$
		(Restated)		(Restated)
Operating revenue	26,543	21,613	63,056	52,369
Costs of goods sold	(20,471)	(16,966)	(48,714)	(40,419)

Gross profit	6,072	4,647	14,342	11,950
Selling, general and administrative expenses	(4,011)	(3,261)	(11,566)	(9,295)

Operating income	2,061	1,386	2,776	2,655

Other revenue and expense
Other revenues	85	45	193	113
Share of results of investment securities	—	104	215	42
Impairment loss on goodwill	—	—	(1,493)	—
Interest expenses	(551)	(260)	(1,277)	(645)

Income (Loss) before income taxes, minority interest and extraordinary gain	1,595	1,275	414	2,165
Income taxes	(141)	(103)	(291)	(164)

Income (Loss) before minority interest and extraordinary gain	1,454	1,172	123	2,001
Minority interest	(8)	—	(11)	—

Income (Loss) before extraordinary gain	1,446	1,172	112	2,001
Extraordinary gain in negative goodwill	—	—	1,886	—

Net income	1,446	1,172	1,998	2,001

Earnings per share:
Basic	0.11	0.11	0.15	0.19
Diluted	0.10	0.10	0.14	0.17

Weighted average number of shares used in calculating diluted earnings per share	14,177,050	11,882,117	13,826,450	11,834,585

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	September 30	December 31
	2005	2004
	(Unaudited)
ASSETS	US$	US$
Current assets:
Cash and cash equivalents	1,684	3,228
Restricted cash	5,882	6,393
Investment in capital guaranteed fund	2,391	—
Trade receivables, net of allowance for doubtful accounts (US$284 as of September 30,2005 and December 31, 2004)	22,374	15,653
Inventories	52,303	36,629
Prepayments and other current assets	3,926	2,539

Total current assets	88,560	64,442
Properties held for lease, net	1,424	1,452
Property, plant and equipment, net	5,814	4,673
Due from related parties	491	491
Goodwill, net	1,521	1,521
Investment securities, net (Restated)	—	1,792

Total assets	97,810	74,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,287	607
Notes payable, current portion	2,287	2,487
Capitalized lease obligation, current portion	19	19
Letters of credit, gold and other loans	34,180	21,911
Derivative	1,532	1,462
Trade payables	12,189	9,553
Accrued expenses and other payables	4,847	4,631
Income taxes payable	292	68
Deferred taxation	87	87

Total current liabilities	58,720	40,825
Other payables, non-current	49	58

Total liabilities	58,769	40,883

Minority interest	120	—

Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized — 100 million shares, Issued — 13,622,658 shares as of September 30, 2005; 12,304,658 shares as of December 31, 2004	136	123
Additional paid-in capital	27,301	23,382
Accumulated other comprehensive loss	(256)	(151)
Unearned compensation	(429)	(37)
Retained earnings	12,169	10,171

Total stockholders’ equity	38,921	33,488

Total liabilities and stockholders’ equity	97,810	74,371